May 18, 2010

Via U.S. Mail and Facsimile (828-323-4849)

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, S.E., P.O. Box 339
Hickory, North Carolina 28602

> **Re: CommScope, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12929**
> **Response Letter Dated April 30, 2010**

Dear Mr. Drendel:

We have reviewed your response letter dated April 30, 2010, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You advise us that you are aware that a foreign original equipment manufacturer purchases your products from one of your foreign subsidiaries and uses these products in systems that it sells in Iran, Sudan, Cuba, and Syria. Please tell us the dollar value of revenues you have earned from sales to this original equipment manufacturer for each of the last three fiscal years and the subsequent period. Please provide us similar information for any other resellers of your products to the extent that you are aware that those resellers have sold or distributed your products into sanctioned countries and you are able to determine the number or quantity of your products that have been thus sold or distributed by those resellers into the referenced countries.

2. Please discuss the materiality of these indirect contacts with Iran, Sudan, Cuba, and Syria, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment

evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba, and Syria.   In this regard, we note that this investor sentiment does not turn solely on the legality of the operations associated with those countries.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance